Exhibit 23.02

Consent of Independent Registered Public Accounting Firm
The Board of Directors
NuStar GP, LLC:

We consent to the incorporation by reference in the registration statements on Form S‑8 (Nos. 333‑138133, 333‑109541, 333‑88264, and 333‑81806) and on Form S‑3 (No. 333-189426) of NuStar Energy L.P. of our report dated February 28, 2014, with respect to the consolidated balance sheets of NuStar Asphalt LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, cash flows, and members’ equity for the year ended December 31, 2013 and the period from September 28, 2012 (inception) to December 31, 2012, which report appears in the December 31, 2014 annual report on Form 10‑K of NuStar Energy L.P.

/s/ KPMG LLP
San Antonio, Texas
February 26, 2015